Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

The following questions and answers were made available to Baker Hughes employees:

Q. What is the significance of the Form S-4, filed Dec. 19, 2014, being declared “effective” by the U.S. Securities and Exchange Commission (SEC)?
It means the Baker Hughes stockholder vote on whether to adopt the merger agreement, and thereby approve the merger, and the Halliburton stockholder vote on whether to approve the issuance of common stock as contemplated by the merger agreement, can take place. It allows Baker Hughes and Halliburton to each file with the SEC a definitive proxy statement/prospectus that will be mailed to stockholders of Baker Hughes and Halliburton before the March 27, 2015, special meetings.

Q. What does the Baker Hughes stockholder vote mean?
Baker Hughes stockholders are voting on whether to adopt the merger agreement, and thereby approve the merger. Adoption by the Baker Hughes stockholders of the merger agreement, and approval of the merger, is one of several conditions to the deal closing.

Q. What are the possible outcomes of the Baker Hughes stockholder vote and Halliburton stockholder vote?
If both companies’ stockholders approve their respective proposals, we expect that the deal will close in the second half of 2015. When the deal closes, Baker Hughes will cease to be a publicly held corporation and will be combined with Halliburton.

If Baker Hughes stockholders fail to adopt the merger agreement, either party is permitted to terminate the merger agreement and in the event of such termination, under specified circumstances, Baker Hughes may be required to pay up to $40 million of Halliburton’s expenses or may be required to pay a termination fee of $1.0 billion to Halliburton.

If Halliburton stockholders fail to approve the issuance of shares of Halliburton common stock as contemplated by the merger agreement, either party is permitted to terminate the merger agreement and in the event of such termination, Halliburton is required to pay a termination fee of $1.5 billion to Baker Hughes.

Q. As an employee, what do I need to do?
If you are not a Baker Hughes or Halliburton stockholder, no action is necessary. It continues to be business as usual at Baker Hughes.

Q. If I am a Baker Hughes stockholder, what do I need to do to vote?
If you are a Baker Hughes stockholder (either you bought shares on your own or through the Employee Stock Purchase Program, or are vested in long-term incentive stock awards), you may vote by submitting a proxy:

•	via telephone at 800-690-6903 (follow the recorded instructions) by 11:59 p.m. Houston, Texas time on March 26, 2015;
•	online at www.proxyvote.com (follow the instructions on the website) by 11:59 p.m. Houston, Texas time on March 26, 2015; or
•
by mail (indicate your vote on each proxy card you receive, sign and date each card, and return it in the prepaid envelope that accompanied it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717).

You may also vote in person by ballot at the special meeting to be held March 27, 2015, at 2727 Allen Parkway, Wortham Meeting Room #2, Houston, Texas 77019.

Baker Hughes recommends you submit your proxy vote even if you plan to attend the special meeting. At the meeting, you can withdraw your proxy and vote in person.

Q. If I am a Baker Hughes stockholder, what if I don’t vote?
An abstention from voting, a failure to submit a proxy or to vote in person at the special meeting, or a failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your Baker Hughes shares will have the same effect as a vote against the proposals submitted to the special meeting. Baker Hughes and Halliburton cannot complete the merger unless, among other things, Baker Hughes stockholders adopt the merger agreement.

If you submit a proxy but do not direct how the proxy is to be voted, your proxy will be voted in accordance with the Baker Hughes board of directors’ recommendations.

Q. How quickly will the results of the Baker Hughes vote be announced?
A: Baker Hughes expects to be able to announce the results of the Baker Hughes stockholder vote on March 27, 2015, the same day as the special meeting, so long as the special meeting is not adjourned or postponed until a later date.

Q: Does Baker Hughes’s board of directors recommend that Baker Hughes stockholders adopt the merger agreement?
A: Yes. The board of directors of Baker Hughes has unanimously approved the merger agreement and the merger, and has determined that the merger is in the best interests of Baker Hughes and its stockholders.

Q: Who can answer any questions I may have about the special meeting or the merger?
A: Baker Hughes stockholders may call D.F. King, Baker Hughes’s proxy solicitor for the special meeting, toll-free at (800) 735-3591.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”).  In connection with this proposed business combination, on February 17, 2015, Halliburton filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 originally filed on December 19, 2014, containing a preliminary joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015.  Baker Hughes and Halliburton will each file with the SEC a definitive proxy statement/prospectus and other documents with respect to the proposed acquisition of Baker Hughes and a definitive proxy statement/prospectus will be mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.  Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014.  Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on July 21, 2014 and December 9, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker Hughes’ or Halliburton’s stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures.  Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.  Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  The foregoing list of important factors is not exclusive.  Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate.  Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.